EXHIBIT 99.1

                             elan Corporate Bulletin



                              FOR IMMEDIATE RELEASE
                              ---------------------

Contacts:
Investors:  (U.S.)            Investors:  (Europe)            Media:
Jack Howarth                  Emer Reynolds                   Sunny Uberoi
Ph:  212-407-5740             Ph: 353-1-709-4000              Ph:  212-994-8206
     800-252-3526                 00800 28352600                   800-252-3526



             ELAN RECEIVES SHAREHOLDER APPROVAL FOR THE SALE OF ITS
              PRIMARY CARE FRANCHISE AND FOR THE DISAPPLICATION OF
                               PRE-EMPTION RIGHTS

DUBLIN, Ireland, March 18, 2003 - Elan Corporation, plc (NYSE: ELN) ("Elan") is pleased to announce the approval of the ordinary resolution for the divestment by Elan of its primary care franchise (principally certain commercial rights to Sonata(TM) (zaleplon) and Skelaxin(TM) (metaxalone) and certain associated assets) to King Pharmaceuticals, Inc. (NYSE: KG), and the approval of the special resolution for the disapplication of pre-emption rights which were proposed and considered at today's special shareholders meeting (an "Extraordinary General Meeting") of the Company.

In view of public statements made by King that call into question its willingness to honor its obligation to complete the transaction, Elan has, as previously announced on Monday March 17, 2003, filed a lawsuit against King and certain of its subsidiaries in the Supreme Court of the State of New York to compel King to perform its agreement to complete its previously announced purchase of Elan's primary care franchise. With the approval of the transaction at today's special shareholders meeting Elan strongly believes that all conditions required for the closing of the transaction have now been satisfied.

Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.

Elan Receives Shareholder Approval for the Sale of its Primary Care Franchise and For the Disapplication of Pre-Emption Rights

This document contains forward-looking statements about Elan's financial condition, results of operations and business prospects that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "envisage", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described herein are the following: that the transaction will otherwise fail to close on a timely basis or at all; and the outcome of Elan's action against King in connection with the primary care transaction. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.